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                                                  AS FILED ON SEPTEMBER 20, 2000

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                 SCHEDULE TO/A

             TENDER OFFER STATEMENT UNDER SECTION 14(D) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                      (AMENDMENT NO. 3 - FINAL AMENDMENT)

                              Piercing Pagoda, Inc.
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                       (Name of Subject Company (Issuer))

                                Zale Corporation
                             Jewelry Expansion Corp.
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                       (Names of Filing Persons (Offeror))

                          Common Stock, Par Value $0.01
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                         (Title of Class of Securities)

                                    720773100
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                      (CUSIP Number of Class of Securities)

                                  Alan P. Shor
                     President and Chief Operating Officer
                                Zale Corporation
                            901 West Walnut Hill Lane
                            Irving, Texas 75038-1003
                            Telephone: (972) 580-4576

                                    Copy To:
                           W. Brinkley Dickerson, Jr.
                              Troutman Sanders LLP
                        600 Peachtree Street, Suite 5200
                             Atlanta, Georgia 30308
                            Telephone: (404) 885-3822
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                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X]  third-party tender offer subject to Rule 14d-1.

     [ ]  issuer tender offer subject to Rule 13e-4.

     [ ]  going-private transaction subject to Rule 13e-3.

     [ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

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                                  TENDER OFFER

         This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO (the "Statement") filed on August 22, 2000 and relating to the offer by Jewelry Expansion Corp., a Delaware corporation ("Purchaser") and an indirect wholly-owned subsidiary of Zale Corporation, a Delaware corporation, to purchase all of the outstanding shares of common stock, par value $0.01 per share, of Piercing Pagoda, Inc., a Delaware corporation (the "Company"), at a purchase price of $21.50 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 22, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and which are incorporated herein by reference.

ITEMS 1 THROUGH 9 AND 11

         Items 1 through 9 and 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding thereto the following:

         "The offering period for the Offer expired at 12:00 midnight, New York City time, on Tuesday, September 19, 2000. Based on preliminary information provided by the Depositary, a total of 8,943,833 Shares, representing approximately 94.7% of the outstanding Shares, have been validly tendered and not withdrawn pursuant to the Offer (excluding an additional 448,031 Shares tendered pursuant to the procedures for guaranteed delivery). Purchaser has accepted for prompt payment all shares validly tendered pursuant to the Offer."

         On September 20, 2000, Parent issued a press release filed as Exhibit
(a)(15) to the Schedule TO. The information set forth in the press release is incorporated by reference herein.


ITEM 12.    EXHIBITS

         Item 12 of the Statement is hereby amended and supplemented to include the following information:

(a)(15) Text of Press Release, dated September 20, 2000, issued by Zale Corporation.

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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated: September 20, 2000             ZALE CORPORATION



                                      By: /s/ Alan P. Shor
                                      -----------------------------------------
                                      Alan P. Shor, President and Chief
                                           Operating Officer


Dated: September 20, 2000         JEWELRY EXPANSION CORP.



                                  By:  /s/ Alan P. Shor
                                      -----------------------------------------
                                      Alan P. Shor, President


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EXHIBIT
NUMBER    DESCRIPTION OF EXHIBITS
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
(a)(1)    Offer to Purchase, dated August 22, 2000. This Exhibit was filed with the Schedule 10 filed on August 22, 2000 by Zale Corporation and Jewelry Expansion
          Corp. and is incorporated herein by reference.

(a)(2) Letter of Transmittal. This Exhibit was filed with the Schedule 10 filed on August 22, 2000 by Zale Corporation and Jewelry Expansion Corp. and is incorporated herein by reference.

(a)(3)    Notice of Guaranteed Delivery. This Exhibit was filed with the Schedule 10 filed on August 22, 2000 by Zale Corporation and Jewelry Expansion
          Corp. and is incorporated herein by reference.

(a)(4) Guideline for Certification of Taxpayer Identification Number on Substitute Form W-9. This Exhibit was filed with the Schedule 10 filed on August 22, 2000 by Zale Corporation and Jewelry Expansion Corp. and is incorporated herein by reference.

(a)(5) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees. This Exhibit was filed with the Schedule 10 filed on August 22, 2000 by Zale Corporation and Jewelry Expansion Corp. and is incorporated herein by reference.

(a)(6)    Form of Letter to be used by Brokers, Dealers, Commercial Banks, Trust
          Companies and other Nominees. This Exhibit was filed with the Schedule 10 filed on August 22, 2000 by Zale Corporation and Jewelry Expansion
          Corp. and is incorporated herein by reference.

(a)(7) Press Release issued by Zale Corporation on August 11, 2000, announcing the tender offer. This Press Release was filed under cover of Schedule TO with the Securities and Exchange Commission on August 11, 2000 and is incorporated by reference herein.

(a)(8) Letter to Employees of Zale Corporation, dated August 11, 2000. This Letter was filed under cover of Schedule TO with the Securities and Exchange Commission on August 11, 2000 and is incorporated by reference herein.

(a)(9) Script for August 11, 2000 conference call. This Script was filed under cover of Schedule TO with the Securities and Exchange Commission on August 11, 2000 and is incorporated by reference herein.

(a)(10) Question and Answer Script. This Script was filed under cover of Schedule TO with the Securities and Exchange Commission on August 16, 2000 and is incorporated by reference herein.

(a)(11) Summary Newspaper Advertisement, dated August 22, 2000, published in The Wall Street Journal. This Exhibit was filed with the Schedule 10 filed on August 22, 2000 by Zale Corporation and Jewelry Expansion Corp. and is incorporated herein by reference.

(a)(12) Memorandum sent to Piercing Pagoda, Inc. Employee Stock Purchase Plan participants dated August 29, 2000. This exhibit was filed with Amendment No. 1 Schedule TO on August 29, 2000 and is incorporated by reference herein.

(a)(13)   Notice sent to Piercing Pagoda, Inc. Employee Stock Purchase Plan participants dated August 29, 2000. This exhibit was filed with Amendment No. 1 Schedule TO on August 29, 2000 and is incorporated by reference herein.

(a)(14) Text of Press Release, dated September 13, 2000, issued by Zale Corporation.

(a)(15)* Text of Press Release, dated September 20, 2000, issued by Zale Corporation.

(d)(1) Agreement and Plan of Merger, dated as of August 11, 2000, by and among Zale Corporation, Jewelry Expansion Corp. and Piercing Pagoda, Inc. (included as Exhibit 10.64 to Piercing Pagoda, Inc.'s Form 10-Q for the quarter ended June 30, 2000, previously filed with the Commission on August 14, 2000 and incorporated by reference herein).

(d)(2)    Tender and Voting Agreement, dated as of August 11, 2000 (included as
          Exhibit 10.65 to Piercing Pagoda, Inc.'s Form 10-Q for the quarter ended June 30, 2000, previously filed with the Commission on August 14, 2000 and incorporated by reference herein).

(d)(3) Restrictive Covenant Agreement, dated as of August 11, 2000, by and between Zale Corporation and Richard H. Penske (included as Exhibit
          10.66 to Piercing Pagoda, Inc.'s Form 10-Q for the quarter ended June 30, 2000, previously filed with the Commission on August 14, 2000 and incorporated by reference herein).

(d)(4) Mutual Non-Disclosure Agreement, dated as of March 28, 2000, by and between Zale Corporation and Piercing Pagoda, Inc. This Exhibit was filed with the Schedule TO filed on August 22, 2000 by Zale Corporation and Jewelry Expansion Corp. and is incorporated herein by reference.

(d)(5) Letter Agreement, dated as of July 7, 2000, by and among Zale Corporation, Piercing Pagoda, Inc. and Richard H. Penske. This Exhibit was filed with the Schedule TO filed on August 22, 2000 by Zale Corporation and Jewelry Expansion Corp. and is incorporated herein by reference.

          * Filed herewith

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